SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                             FORM 6-K

                     Report of Foreign Issuer
                Pursuant to Rule 13a-16 or 15d-16
             of the Securities Exchange Act of 1934

For the Month of February 2003


                      Watch Resources Ltd.
                      --------------------


                Suite 1320, 925 West Georgia Street
                   Vancouver, British Columbia
                        Canada V6C 5L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X  (SEC File No: 0-49791)            Form 40-F
           ---
   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes :  X             No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are attached hereto:

               1) Press Release dated February 6, 2003

                               SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 10, 2003           Watch Resources Ltd.


      "Chris Cooper"
By-----------------------
                                          Name: Chris Cooper

                                          Title: Director

                       WATCH RESOURCES LTD.
       SUITE 1320 - 925 WEST GEORGIA STREET VANCOUVER B.C. V6C 3L2
     PHONE 604-484-3668 FAX 604-484-3667 E-MAIL: info@watchresources.com

February 6, 2003  Trading Symbol: WR: TSXV / WRSLF: OTC- BB
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                WATCH TO DRILL AT REINDEER / LIARD UPDATE

WATCH RESOURCES LTD. (the "Company") is pleased to announce that it has entered into an agreement with Lightning Energy Ltd. of Calgary, Alberta, to drill an exploratory gas well in the Reindeer area of Alberta, situated 40 miles northeast of the Ladyfern gas field.

The Company will pay 30% of the costs of the test well to earn a 20% working interest in two sections of land, with rolling options covering an additional fourteen sections. The well, scheduled to commence drilling by February 15th, will be operated by Lightning Energy, and will target the Slave Point Formation. The property is highly prospective, located in close proximity to the Lapp Field (105 BCF), the Hamburg Field (600 BCF), and other recent new pool gas discoveries. Success in the test well may lead to several development locations on the property.

At the Liard Basin property, 80 kilometres north of Fort Nelson, B.C., Watch and partners continue to evaluate the potential new pool wildcat gas discovery drilled late last year. The well encountered three gas zones, two of which were determined to be uneconomic. A third gas zone is being evaluated for additional testing and stimulation.

At Liard, the Company has interests in over 53,000 acres of land, comprised of an earned 15% working interest in 25,000 acres, and options to farm-in on an additional 28,800 acres. Prior to payout in the discovery well, Watch has a 30% working interest subject to a 15% GORR payable to the farmor.

Watch is currently participating in an 18 kilometre seismic program at Liard to establish a possible drilling location higher on structure relative to the initial well. Results of this program will not be known until late March.


For more detailed information, please contact the Company toll-free at 1-866-869-8072 or visit the Company website at www.watchresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF WATCH RESOURCES LTD.

     "D. Barry Lee"
---------------------------
  D. Barry Lee, President